
SEC MAIL PROCESSING SECTION
RECEIVED
JUN 13 2007
WASH, D.C.
190



07007041

DSTATES
CHANGE COMMISSION
,n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall & Company Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Town Square Blvd Ste. 310A
(No. and Street)

Asheville (City) NC (State) 28803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Wall 828-651-9617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Company PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) NC (State) 28801 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall & Company Securities Inc, as of June 8, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & CCO

Title

Andrea Robertson (expires 4/29/2011)

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL & COMPANY SECURITIES, INC.

Financial Statements
and
Supplementary Schedule

For the Year Ended
March 31, 2007

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2007, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GablerMolis & Company, PA
Asheville, North Carolina
June 4, 2007

WALL & COMPANY SECURITIES, INC.

Table of Contents

March 31, 2007

WALL & COMPANY SECURITIES, INC.
Statement of Financial Condition
March 31, 2007

Assets

Current assets:		
Cash and cash equivalents	$	12,118
Due from related party		78,219
Total current assets		90,337
Other assets:		
Securities owned, at market value		260,229
Total other assets		260,229
Total assets	$	350,566

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	7,656
Total current liabilities		7,656
Stockholder's equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid in capital		96,000
Retained earnings		245,910
Total stockholder's equity		342,910
Total liabilities and stockholder's equity	$	350,566

The accompanying notes are an integral part of these financial statements.

WALL & COMPANY SECURITIES, INC.

Statement of Operations

For the Year Ended March 31, 2007

Revenues:	
Commissions	$ 170,730
Interest	7,030
Other	24,472
Total revenues	202,232
Expenses:	
Management fees	64,148
Dues and subscriptions	7,612
Professional fees	7,050
Other	841
Total expenses	79,651
Net income	$ 122,581

The accompanying notes are an integral part of these financial statements.

WALL & COMPANY SECURITIES, INC.
Statement of Stockholders' Equity
For the Year Ended March 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2006	1,000	$ 1,000	$ 96,000	$ 138,993	$ 235,993
Distribution	-	-	-	(15,664)	(15,664)
Net income	-	-	-	122,581	122,581
Balance at March 31, 2007	1,000	$ 1,000	$ 96,000	$ 245,910	$ 342,910

The accompanying notes are an integral part of these financial statements.

WALL & COMPANY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended March 31, 2007

Balance, March 31, 2006	$ -
Additions	-
Balance, March 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

WALL & COMPANY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities:	
Net income	$ 122,581
Changes in operating assets and liabilities:	
Accounts receivable	894
Prepaid expenses	3,166
Securities owned	(174,493)
Accounts payable	7,496
Net cash used by operating activities	(40,356)
Cash flows from investing activities:	
Net repayments from related party	61,043
Cash flows from financing activities:	
Distribution	(15,664)
Net increase in cash	5,023
Cash and cash equivalents, beginning of year	7,095
Cash and cash equivalents, end of year	$ 12,118

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of individual customer accounts in Western North Carolina.

The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $7,500 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at financial institutions with a maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned

Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of operations.

Note 1 - Summary of Significant Accounting Policies – (continued)

Income Taxes

The Company has elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax return; therefore, no liability for income taxes has been provided in the financial statements.

Note 2 - Related Party Transactions

The Company pays a related party, W. Wall and Company, Inc., management fees in accordance with a management fee agreement. The related party is to provide management and administrative services and office space to the Company as defined in the agreement. The Company monitors annual expenses to ensure the percentage paid is calculated correctly.

The amount expensed under this agreement for the year ended March 31, 2007 was $64,148.

The Company has advanced $78,219 to the sole stockholder as of March 31, 2007. The advance bears an interest rate of 4.63%. Interest is to be paid on demand but no later than November 30 of each year the advance is outstanding. Principal is due upon demand. The Company recorded interest income on this note of approximately $5,600 during the year ended March 31, 2007.

Note 3 - Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual funds	$ 260,229

Note 4 - Net Capital Requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2007, the Company's net capital was approximately $226,400 which was approximately $221,400, above its minimum requirement of $5,000. The Company's aggregate indebtedness as of March 31, 2007 was $7,656.

Note 5 - Off-Balance Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

WALL & COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2007

Net capital:		
Total stockholder's equity	$	342,910
Deduct nonallowable assets:		
Due from related party		78,219
Net capital before haircuts		264,691
Haircuts on securities and money market fund		38,295
Net capital	$	226,396
Total aggregate indebtedness	$	7,656
Computation of basic net capital requirement, minimum net capital required (greater of 6.67% of aggregate indebtedness or $5,000 minimum dollar net capital)	$	5,000
Excess net capital	$	221,396
Net capital previously reported by broker-dealer, March 31, 2006	$	229,052
Less: Increase for audited accounts payable		(7,656)
Net adjustment		(7,656)
Audited net capital	$	221,396

END